Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated November 26, 2007, which report expresses an unqualified opinion and includes explanatory paragraphs relating to the convenience translation of Renminbi amounts into U.S. dollar amounts in the financial statements and the adoption of fair value accounting for share-based compensation under Statement of Financial Accounting Standard No. 123R, “Share-Based Payment”, relating to the consolidated financial statements and the related financial statement schedule of ChinaEdu Corporation, appearing in the Registration Statement No. 333-147620 on Form F-1 for the years ended December 31, 2004, 2005 and 2006.

Deloitte Touche Tohmatsu CPA Ltd.

Beijing, People’s Republic of China

May 20, 2008